May 10, 2019

VIA EDGAR SUBMISSION

Aamira Chaudhry

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Funko, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 6, 2019

File No. 001-38274

Dear Ms. Chaudhry:

Funko, Inc. (the “Company”) is pleased to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 6, 2019. For ease of reference, the comment is repeated in italics below and followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 71

1.

The presentation of “adjusted pro forma net income” on page 72 does not appear to be presented in accordance with the pro forma requirements of Article 11 of Regulation S-X. Accordingly, please remove “pro forma” from the description of this measure.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will remove “pro forma” from the description of the current non-GAAP measure “adjusted pro forma net income” in future filings with the Commission.

Liquidity and Capital Resources

Operating Activities, page 75

2.

Your analysis of changes in net cash provided by operating activities cites non-cash items and changes in net income, which is on the accrual basis, as material factors. Please revise your analysis to focus on factors that actually impact cash. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future analysis of changes in net cash provided by operating activities to focus on factors that actually impact cash, as opposed to discussing non-cash items and changes in net income. Please see the following example of the type of disclosure regarding the net change in cash provided by operating activities that we would provide in future periods:

Net cash provided by operating activities was $[●] million for the year ended December 31, 20[●], compared to $[●] million for the year ended December 31, 20[●]. Changes in net cash provided by (used in) operating activities result primarily from cash received from net sales and cash payments for product costs and royalty expenses paid to our licensors. Other drivers of the changes in net cash provided by operating activities include shipping and freight costs, selling, general and administrative expenses (including personnel expenses and commissions and rent and facilities costs) and interest payments made for our short-term borrowings and long-term debt. Our accounts receivable typically are short term and settle in approximately 30 to 90 days.

The increase for the year ended December 31, 20[●] compared to the year ended December 31, 20[●] was primarily due to an increase in net income, excluding non-cash adjustments, of $[●] million, driven primarily by an increase in net sales and a decrease in interest expense, net (excluding the effect of a $[●] million decrease in non-cash adjustments related to accretion of discount on long-term debt and amortization of debt issuance costs), primarily offset by an increase in cost of sales (exclusive of depreciation and amortization) and selling, general and administrative expenses. The increase in net cash provided by operating activities was also partially offset by a decrease in the changes in working capital. Changes in working capital reduced net cash provided by operating activities by $[●] million and were primarily due to a decrease in accounts payable of $[●] million and an increase in accounts receivable of $[●] million, partially offset by increases in prepaid expenses and other assets, accrued royalties and inventory of $[●] million, $[●] million and $[●] million, respectively.

Notes to the Consolidated Financial Statements, page 91

3.

In view of the risk factor disclosed on page 43 in regard to your status as a holding company and that you have no independent means of generating revenue or cash flow, and your ability to pay dividends in the future, if any, is dependent upon the financial results and cash flows of FAH, LLC and its subsidiaries and distributions you receive from FAH, LLC, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the year ended December 31, 2018 and at the time of filing the Form 10-K on March 6, 2019, the Company qualified as a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. In accordance with Article 8 of Regulation S-X and the Staff’s guidance in Section 5350 of the Financial Reporting Manual, the requirements of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X are not applicable to smaller reporting companies. Therefore, the Company believed that these requirements were not applicable to the Company’s Form 10-K for the year ended December 31, 2018.

The Company nonetheless has reviewed the Staff’s further guidance in Section 5350 of the Financial Reporting Manual, which provides that:

“[W]hen the restricted net assets of a smaller reporting company’s consolidated subsidiaries are a significant proportion of consolidated net assets (not necessarily applying the 25% threshold test) as of the most recently completed fiscal year end, the amount and nature of those restrictions may be important to understanding the smaller reporting company’s liquidity and its ability to pay interest and principal on debt or dividends. In these circumstances, the smaller reporting company should fully discuss, in MD&A, the nature of the restrictions on its subsidiaries net assets, the amount of those net assets, and the potential impact on the company’s liquidity (see S-K 303(a) and Instruction 5). Disclosures within MD&A similar to the parent company condensed financial information specified by S-X 5-04 and 4-08(e) may be necessary to facilitate this discussion.”

In light of this guidance, the Company will prepare its future filings with the Commission to include additional discussion in the liquidity and capital resources section for the areas discussed in the Staff’s guidance outlined above. In future filings, the Company intends to include disclosure substantially similar to the following:

The New Credit Facilities are secured by substantially all assets of the Borrowers and any of their existing or future material domestic subsidiaries, subject to customary exceptions. We are a holding company with no material assets and we do not conduct any business operations of our own. We have no independent means of generating revenue or cash flow, and our ability to pay dividends in the future, if any, is dependent upon the financial results and cash flows of FAH, LLC and its subsidiaries and distributions we receive from FAH, LLC. Under the terms of the New Credit Facilities, our operating subsidiaries are currently limited in their ability to pay cash dividends to the Company, subject to certain customary exceptions, including the ability to pay, so long as there is no current or ongoing event of default, amounts required to be paid under the Tax Receivable Agreement, certain expenses associated with being a public company and reimbursement of expenses required by the LLC Agreement or the Registration Rights Agreement, as well as to make other distributions of up to $10 million during any period of four fiscal quarters to pay dividends to the common unit holders of FAH, LLC (including the Company) as long as the funds received by the Company are used to pay dividends to the Company’s stockholders, the Leverage Ratio (as defined in the New Credit Facilities) is not in excess of 2.00:1.00 and there is remaining Availability (as defined in the New Credit Facilities) under the New Credit Facilities of at least $25 million. We expect these limitations to continue in the future under the terms of the New Credit Facilities and that they may continue under the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries.

The Company further advises the Staff that, to the extent that the Company does not qualify as a smaller reporting company in future periods, the Company’s filings with the Commission will comply with the requirements of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X.

Please do not hesitate to telephone the undersigned at 425-261-0440 if you have any questions regarding this response letter.

Very truly yours,

/s/ Russell Nickel
Russell Nickel
Chief Financial Officer